Exhibit 12.1

Premier, Inc.
Ratio of Earnings to Fixed Charges
($ in thousands)

	Three Months Ended September 30,				Twelve Months Ended June 30,
	2014		2013		2014		2013		2012		2011
Earnings:
Income before income taxes	$70,698		$113,292		$360,326		$384,812		$334,897		$316,964
Less: equity in net income of unconsolidated affiliates	(4,866)		(4,114)		(16,976)		(11,968)		(12,122)		(10,827)
Plus: distributed income of equity investees	5,050		—		15,650		13,491		12,288		12,375

Adjusted income before taxes	70,882		109,178		359,000		386,335		335,063		318,512
Fixed charges	1,011		779		3,416		2,958		2,642		3,082

Adjusted earnings	$71,893		$109,957		$362,416		$389,293		$337,705		$321,594
Fixed charges:
Interest expense, including capitalized interest	$56		$48		$203		$146		$36		$14
Amortized premiums, discounts, and capitalized expenses related to indebtedness	126		—		165		—		—		—
Portion of interest in rental expense	829		731		3,048		2,812		2,606		3,068

Fixed charges	$1,011		$779		$3,416		$2,958		$2,642		$3,082

Ratio of earnings to fixed charges	71.1	x	141.2	x	106.1	x	131.6	x	127.8	x	104.3	x

Total rent expense	$2,511		$2,214		$9,235		$8,522		$7,898		$9,296
Portion representing interest	33%		33%		33%		33%		33%		33%

Portion of interest in rental expense	$829		$731		$3,048		$2,812		$2,606		$3,068